As filed with Securities and Exchange Commission on December 7, 2004

Registration No. 333-110160

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 6
TO

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AtheroGenics, Inc.

(Exact name of registrant as specified in its charter)

Georgia	58-2108232
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

8995 Westside Parkway
Alpharetta, Georgia 30004
(678) 336-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, Georgia 30004
(678) 336-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Leonard A. Silverstein, Esq.
McKenna Long & Aldridge LLP
SunTrust Plaza, Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308-3201
(404) 527-4000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

     The purpose of this Post-Effective Amendment No. 6 to the Registration Statement on Form S-3 of AtheroGenics, Inc. (333-110160) is to amend the table under the caption “Selling Securityholders” in the prospectus to add the names of selling securityholders who have requested inclusion and to adjust the aggregate principal amount of notes held by certain securityholders listed in the table from the amounts reflected in such table in the prospectus since the effective date of the Registration Statement.

PROSPECTUS

$100,000,000

ATHEROGENICS, INC.

4 ½% CONVERTIBLE NOTES DUE 2008
AND
COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES

     On August 19, 2003, we issued and sold $100,000,000 aggregate principal amount of our 4 ½% convertible notes due 2008 in a private placement. Selling securityholders will use this prospectus to resell their notes and the common stock issuable upon conversion of their notes.

     The notes bear interest at an annual rate of 4 ½% on the principal amount from August 19, 2003. We will pay interest on March 1 and September 1 of each year, beginning March 1, 2004.

     Holders may convert the notes into shares of our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes (representing a conversion price of approximately $15.34), subject to adjustment, before the close of business on September 1, 2008.

     We may not redeem any of the notes at our option prior to maturity.

     The notes are general unsecured debt and will rank junior to our secured debt, on a parity with all of our other existing and future senior unsecured debt and prior to any future subordinated debt.

     If a designated event (as described in this prospectus under “Description of Notes-Redemption at Option of the Holder”) occurs prior to maturity of the notes, securityholders may require us to repurchase all or a portion of their notes.

     Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq National Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. Our common stock is traded on the Nasdaq National Market under the symbol “AGIX.” On December 3, 2004, the last reported sale price of our common stock on Nasdaq was $24.89 per share. We urge you to obtain current market quotations for our common stock.

     We will not receive any proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes. The selling securityholders may offer the notes or the underlying common stock, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or negotiated prices. In addition, the common stock may be offered from time to time through ordinary brokerage transactions on the Nasdaq National Market. See “Plan of Distribution” on page 33. The selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933, as amended (the “Securities Act”). If any broker-dealers are used by the selling securityholders, any commissions paid to broker-dealers and, if broker-dealers purchase any notes or common stock as principals, any profits received by such broker-dealers on the resale of the notes or common stock may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any profits realized by the selling securityholders may be deemed to be underwriting commissions. Other than selling commissions and fees and stock transfer taxes, we will pay all expenses of the registration of the notes and the common stock and certain other expenses set forth in the registration rights agreement that we entered into with the initial purchaser of the notes.

Investing in the notes involves a high degree of risk.
See “Risk Factors” beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

December __, 2004

i

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

     This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

     As used in this prospectus and any prospectus supplement, “AtheroGenics,” “company,” “we,” “our,” “ours” and “us” refer to AtheroGenics, Inc., except where the context otherwise requires or as otherwise indicated.

     We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and any accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any accompanying prospectus supplement. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and any supplement to this prospectus is accurate as of the respective dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus and any prospectus supplement carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto before making an investment decision.

ATHEROGENICS

     AtheroGenics is a research-based pharmaceutical company focused on the discovery, development and commercialization of novel drugs for the treatment of chronic inflammatory diseases, including heart disease (atherosclerosis), rheumatoid arthritis, organ transplant rejection and asthma. We have developed a proprietary vascular protectant, or v-protectant®, technology platform to discover drugs to treat these types of diseases. Based on our v-protectant® platform, we have two drug development programs in the clinic and are pursuing a number of other preclinical programs.

     AGI-1067 is our v-protectant® candidate that is most advanced in clinical development. AGI-1067 is designed to benefit patients with coronary heart disease, or CHD, which is atherosclerosis of the blood vessels of the heart. Atherosclerosis is a common disease that results from inflammation and the buildup of plaque in arterial blood vessel walls. Nearly 14 million people in the United States currently have diagnosed CHD. There are no medications available for physicians to treat directly the underlying chronic inflammation associated with CHD. Instead, physicians treat risk factors, such as high cholesterol and high blood pressure, to slow the progression of the disease. The anti-inflammatory mechanism of AGI-1067 represents a novel, direct therapeutic approach that may be suitable as a chronic treatment for all patients with CHD, including those without traditional risk factors.

     We have completed a successful 305-patient Phase II clinical trial, called CART-1 (Canadian Antioxidant Restenosis Trial), that demonstrated the safety and effectiveness of AGI-1067 for the treatment of post-angioplasty restenosis, a condition that affects many patients with CHD. In particular, CART-1 data also showed that after only six weeks of therapy, there was an apparent anti-atherosclerotic effect in blood vessels adjacent to the angioplasty site, but not involved in the angioplasty. A recent analysis of the CART-1 trial offers additional data on the impact of AGI-1067 on plaque burden, a measure of disease in coronary vessels. In the treatment groups receiving the two highest doses of AGI-1067, plaque burden decreased by 1.6% and 1.9%, respectively, a therapeutic effect that we believe is consistent with reversing coronary artery disease. The trial also demonstrated that AGI-1067 was well tolerated, with no increase in serious adverse events versus placebo. Based on the results of a subsequent End of Phase II meeting with the U.S. Food and Drug Administration (FDA), we proceeded to develop a Phase III clinical trial protocol to evaluate AGI-1067 for the treatment of atherosclerosis. The Phase III protocol has received a Special Protocol Assessment from the FDA. A Special Protocol Assessment is written confirmation from the FDA that the protocol is adequately designed to support a New Drug Application for the drug in the specified treatment area.

     We recently completed a Phase IIb clinical trial called CART-2, which was a 467-patient study that examined the effect of 12 months of AGI-1067 therapy on atherosclerosis and post-angioplasty restenosis. In November 2004, we announced final results from CART-2. Final data from CART-2 were independently analyzed by two leading cardiac intravascular ultrasound laboratories. The primary endpoint of the trial was a change in coronary atherosclerosis, measured as total plaque volume after a 12-month treatment period compared to baseline values. Combined results of the final analysis from the two laboratories indicate that AGI-1067 reduced plaque volume by an average of 2.3%, which was statistically significant. In the “standard of care” group, results indicate a minor reduction in plaque, which was not statistically significant. While the plaque regression observed in the AGI-1067 group exceeded that observed in the standard of care group numerically, the difference did not reach statistical significance, although a trend towards significance was seen in one of the laboratory’s analysis. An important secondary endpoint from the trial, change in plaque volume in the most severely diseased subsegment, also showed significant regression from baseline by an average of 4.8%. Overall adverse event rates were similar in the AGI-1067 and standard of care groups, and AGI-1067 was generally well tolerated.

     In June 2003, we initiated a pivotal Phase III trial, referred to as ARISE (Aggressive Reduction of Inflammation Stops Events), which is being conducted in cardiac centers in the United States, Canada, the United Kingdom and South Africa. ARISE will evaluate the impact of AGI-1067 on important outcome measures such as death due to coronary disease, myocardial infarction, stroke, coronary re-vascularization and unstable angina in patients who have CHD. The study will assess the incremental benefits of AGI-1067 versus the current standard of care therapies in this patient population. As such, all patients in the trial, including those on placebo, will be receiving other appropriate heart disease medications, including statins and other cholesterol-lowering therapies, high blood pressure medications and anti-clotting agents. ARISE planned to enroll 4,000 patients who would be followed for an average of 18 months or until a minimum of 1,160 primary events, or outcome measures, had occurred. In October 2004, we announced that we would hold open enrollment and increase the number of patients in the study by an unspecified number in order to accelerate the accumulation of primary events and maintain our timelines for filing a New Drug Application with the U.S. Food and Drug Administration.

     Our second v-protectant® candidate, AGI-1096, is a novel antioxidant and selective anti-inflammatory agent which is being developed to address the accelerated inflammation of grafted blood vessels, known as transplant arteritis, common in chronic organ transplant rejection. We have completed a Phase I clinical trial that assessed the safety and tolerability of AGI-1096 in healthy volunteers. The results of the AGI-1096 clinical trial data demonstrated the drug was well tolerated at all oral doses, with no drug-related adverse events. We are currently in collaboration with Fujisawa Pharmaceutical Co., Ltd. to further develop AGI-1096.

     AGIX-4207 is a v-protectant® candidate that was being developed for the treatment of rheumatoid arthritis. In October 2004, we announced the results of a 275-patient Phase II trial of AGIX-4207, called OSCAR, or Oral Suppression of Cellular Inflammation Attenuates Rheumatoid Arthritis. OSCAR evaluated the impact of various doses of AGIX-4207 versus placebo on clinical efficacy, biomarkers and safety in patients with rheumatoid arthritis. The results indicated that none of the three dosing arms of AGIX-4207 showed a statistically significant improvement in ACR 20 scores, a standard measurement of response utilized to evaluate improvement, when compared to placebo, the primary efficacy end point of the trial. Two of the pre-specified secondary endpoints, tender joint count and morning stiffness, did show statistically significant improvement when compared to placebo. Based on the aggregate findings of the study, however, we have discontinued clinical development of AGIX-4207 in rheumatoid arthritis. We continue to have an active program aimed at investigating other v-protectants® in rheumatoid arthritis and have identified other compounds with enhanced therapeutic potential within our rheumatoid arthritis preclinical models. We are working to select another candidate to move into formal preclinical development.

     AGIX-4207 I.V. is an intravenous v-protectant® drug candidate designed to treat rheumatoid arthritis patients in whom the rapid attainment of target drug levels in the blood is desirable. In light of the results of the OSCAR study with the oral dosage form of AGIX-4207 that showed a lack of sufficient efficacy in rheumatoid arthritis, we have also discontinued development of the I.V. dosage form of AGIX-4207.

     We have identified additional potential v-protectant® candidates to treat other chronic inflammatory diseases, including asthma. We are evaluating these v-protectants® to determine lead drug candidates for clinical development. We plan to develop these v-protectants® rapidly and may seek regulatory fast track status, if available, to expedite development and commercialization. We will continue to expand upon our v-protectant® technology platform using functional genomics to identify novel therapeutic gene targets. Functional genomics is the process by which one uses scientific models and techniques to discover and modify genes, measure the consequences of the modifications, and reliably determine the function of those genes.

     We were incorporated in Georgia in 1993. Our principal office is located at 8995 Westside Parkway, Alpharetta, Georgia 30004 and our telephone number is (678) 336-2500. Our website is located at www.atherogenics.com. We have not incorporated by reference into this prospectus and any prospectus supplement the information on our website, and you should not consider it to be a part of this document. Our website address is included in this document only as a reference.

Summary of Notes

Securities Offered	$100,000,000 principal amount of 4 ½% Convertible Notes due 2008.

Maturity Date	September 1, 2008.

Interest	4 ½% per annum on the principal amount from August 19, 2003, payable semi-annually in arrears in cash on March 1 and September 1 of each year, beginning March 1, 2004.

Conversion	You may convert the notes into shares of our common stock at a conversion rate of 65.1890 shares per $1,000 principal amount of notes (representing a conversion price of approximately $15.34), subject to adjustment, prior to the close of business on the final maturity date.

Redemption	We may not redeem any of the notes at our option prior to maturity.

Designated Event	If a designated event (as described under “Description of Notes — Redemption at Option of the Holder”) occurs prior to maturity, you may require us to redeem all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, up to, but excluding, the redemption date.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholder of the notes or the shares of common stock issuable upon conversion of the notes. See “Use of Proceeds” on page 13.

Ranking	The notes are our senior unsecured debt and will rank on a parity with all of our other future senior unsecured debt and prior to all subordinated debt.

Nasdaq National Market Symbol	AGIX.

RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks and uncertainties we describe below are those that we currently believe may materially affect our company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our company. If any of these risks or uncertainties occur, the trading price of the notes and our common stock could decline and you could lose all or part of your investment.

     This prospectus and any prospectus supplement also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus and any prospectus supplement.

Risks Related to Our Company and Business

     If AGI-1067 fails in clinical trials, we may not be able to generate future revenues or become profitable.

     AGI-1067 is our lead compound. This compound could fail in clinical trials if we are unable to show it is effective or if it causes unacceptable side effects in the patients we treated. Failure in clinical trials for AGI-1067 would have a material adverse effect on our ability to generate revenue or become profitable.

     We have a history of operating losses, and we may not generate revenue or achieve profitability in the future.

     Our ability to generate revenue and achieve profitability depends on our ability, alone or with collaborators, to complete successfully the development of our product candidates, conduct preclinical tests in animals and clinical trials in human beings, obtain the necessary regulatory approvals, and manufacture and market the resulting drugs. We have experienced operating losses since we began operations in 1994. As of September 30, 2004, we had an accumulated deficit of approximately $194.7 million. We expect to incur additional operating losses over the next several years and expect cumulative losses to increase substantially as our research and development, preclinical, clinical, manufacturing and marketing efforts expand. Except for an initial licensing fee and research and development revenue paid to us under a license agreement that has since been terminated, we have had no significant revenue to date.

     If we need additional financing and cannot obtain it, we may not be able to develop or market our products.

     We may encounter increased costs due to unanticipated changes in our product development or commercialization plans. If these costs exceed our available funds, we will need to seek additional financing. If additional funds are not available, we may need to delay clinical studies, curtail operations or obtain funds through collaborative arrangements that may require us to relinquish rights to certain of our products or potential markets.

     If we do not successfully develop our other product candidates, we will have limited ability to generate revenue.

     All of our other programs are in early stages of development, and subject to the risks of failure inherent in developing drug products based on new technologies. We do not expect any of our potential product candidates to be commercially available until at least 2006. Our drug discovery efforts may not produce any other proprietary product candidates.

     If we fail to demonstrate adequately the safety and efficacy of a product candidate, we will not be able to commercialize that product candidate.

     We cannot assure you that any product candidate we develop, alone or with others, will prove safe and effective in clinical trials and will meet all of the applicable regulatory requirements needed to receive regulatory approval. If we fail to adequately demonstrate safety and efficacy for any product candidate, we will not be able to commercialize that product candidate. Our failure to produce a product candidate will materially adversely affect our revenue opportunities. We will need to conduct significant research, preclinical testing and clinical trials before we can file product approval applications with the FDA and similar regulatory authorities in other countries. Preclinical testing and clinical trials are long, expensive and uncertain processes. We may spend several years completing our testing for any particular product candidate, and failure can occur at any stage.

     The FDA or we may suspend our clinical trials at any time if either of us believes that we are exposing the subjects participating in these trials to unacceptable health risks. The FDA or institutional review boards at the medical institutions and healthcare facilities where we sponsor clinical trials may suspend any trial indefinitely if they find deficiencies in the conduct of these trials. We must conduct clinical trials in accordance with the FDA’s Good Clinical Practices. The FDA and these institutional review boards have authority to oversee our clinical trials and the FDA may require large numbers of test subjects. In addition, we must manufacture the product candidates that we use in our clinical trials under the FDA’s Good Manufacturing Practices.

     Even if we achieve positive results in early clinical trials, these results do not necessarily predict final results. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after achieving positive results in earlier trials. Negative or inconclusive results or adverse medical events during a clinical trial could cause the FDA or us to terminate a clinical trial or require that we repeat it.

     Also, even if the FDA approves a New Drug Application for any of our product candidates, the resulting product may not be accepted in the marketplace. Physicians, patients, payors or the medical community in general may be unwilling to accept, utilize or recommend any of our products. In addition, after approval and use in an increasing number of patients, our products could show side effect profiles that limit their usefulness or require their withdrawal although the drugs did not show the side effect profile in Phase I through Phase III clinical trials.

     We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

     We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Product development costs to us and our collaborators will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products, and delay our ability to become profitable. We typically rely on third party clinical investigators at medical institutions and healthcare facilities to conduct our clinical trials and, as a result, we may face additional delaying factors outside our control.

     Because we cannot predict whether or when we will obtain regulatory approval to commercialize our product candidates, we cannot predict the timing of any future revenue from these product candidates.

     We cannot commercialize any of our product candidates, including AGI-1067 and AGI-1096, to generate revenue until the appropriate regulatory authorities have reviewed and approved the applications for the product candidates. We cannot assure you that the regulatory agencies will complete their review processes in a timely manner or that we will obtain regulatory approval for any product candidate we or our collaborators develop. Satisfaction of regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Regulatory approval processes outside the United States include all of the risks associated with the FDA approval process. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review.

     If we do not comply with applicable regulatory requirements in the manufacture and distribution of our products, we may incur penalties that may inhibit our ability to commercialize our products and adversely affect our revenue.

     Our failure to comply with applicable FDA or other regulatory requirements including manufacturing, quality control, labeling, safety surveillance, promoting and reporting may result in criminal prosecution, civil penalties, recall or seizure of our products, total or partial suspension of production or an injunction, as well as other regulatory action against our potential products or us. Discovery of previously unknown problems with a product, supplier, manufacturer or facility may result in restrictions on the sale of our products, including a withdrawal of such products from the market.

     Our failure to protect adequately or enforce our intellectual property rights or secure rights to third party patents could materially adversely affect our proprietary position in the marketplace or prevent the commercialization of our products.

     Our patent position, like that of many pharmaceutical companies, is uncertain and involves complex legal and factual questions for which important legal principles are unresolved. In addition, we may not be able to obtain patent rights on products, treatment methods or manufacturing processes that we may develop or to which we may obtain license or other rights. Even if we do obtain patents, they may not adequately protect the technology we own or in-license. In addition, others may challenge, seek to invalidate, infringe or circumvent any patents we own or in-license, and rights we receive under those patents may not provide competitive advantages to us.

     Our commercial success will depend in part on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without infringing patents or other proprietary rights of others. We may not be aware of all patents or patent applications that may impact our ability to make, use or sell any of our product candidates or proposed product candidates. For example, U.S. patent applications do not publish until 18 months from their priority date. Further, we may not be aware of published or granted conflicting patent rights. Any conflicts resulting from patent applications and patents of others could significantly reduce the coverage of our patents and limit our ability to obtain meaningful patent protection. If others obtain patents with conflicting claims, we may need to obtain licenses to these patents or to develop or obtain alternative technology. We may not be able to obtain any licenses or other rights to patents, technology or know-how necessary to conduct our business as described in this report. Any failure to obtain such licenses could delay or prevent us from developing or commercializing our drug candidates or proposed product candidates, which would adversely affect our business.

     Litigation or patent interference proceedings may be necessary to enforce any of our patents or other proprietary rights, or to determine the scope and validity or enforceability of the proprietary rights of others. The defense and prosecution of patent and intellectual property claims are both costly and time consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities, require us to license disputed rights from others, or require us to cease selling our future products.

     Our commercial success will also depend on our ability to manufacture, use, sell and offer to sell our product candidates and proposed product candidates without breaching our agreements with our patent licensees. We have obtained exclusive licenses to technologies from Emory University, covering aspects of our v-protectant® technology; The Regents of the University of California, covering aspects of our diagnostic technology; and National Jewish, covering aspects of our MEKK technology platform. Our exclusive license with Emory University requires us to take steps to commercialize the licensed technology in a timely manner. If we fail to meet these obligations, Emory University can convert our exclusive license to a non-exclusive license, can grant others non-exclusive rights in the licensed technology or can require us to sublicense aspects of the licensed technology. Our license agreement with The Regents of the University of California also includes a requirement that we develop the licensed technology within certain time limits. If we fail to meet these time limits, they can terminate our license. Further, The Regents of the University of California are primarily responsible for patent prosecution of the technology we license from them, and we are required to reimburse them for the costs they incur in performing these activities. As a result, we do not have the ability to control these activities. Our license agreement with National Jewish requires us to develop the licensed technology in a timely manner. If we fail to meet these obligations, some or all of the licensed technology may revert to National Jewish.

     We also rely upon trade secrets, proprietary know-how and technological advances which we seek to protect through agreements with our collaborators, employees and consultants. These persons and entities could breach our agreements, for which we may not have adequate remedies. In addition, others could become aware of our trade secrets or proprietary know-how through independent discovery or otherwise.

     If our competitors develop and market anti-inflammatory products that are more effective, have fewer side effects or are less expensive than our current or future product candidates, we may have limited commercial opportunities.

     Our competitors include large pharmaceutical and medical device companies and more established biotechnology companies. These competitors have significant resources and expertise in research and development, manufacturing, testing, obtaining regulatory approvals and marketing. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. It is possible that any of these competitors could develop technologies or products that would render our technologies or product candidates obsolete or non-competitive, which could adversely affect our revenue potential.

     Third parties’ failure to synthesize and manufacture our product candidates to our specifications could delay our clinical trials or hinder our commercialization prospects.

     We currently have no manufacturing facilities to synthesize or manufacture our product candidates, nor do we intend to develop these capabilities in the near future. Our reliance on third parties for these services exposes us to several risks that could delay our clinical trials or hinder our commercialization prospects. These risks include the following:

•	A finding that a third party did not comply with applicable governmental regulations. Manufacturers of pharmaceutical products are subject to continual review and periodic inspections by regulatory agencies. Failure of one of our third party manufacturers to comply with applicable regulatory requirements, whether or not related to our product candidates, could result in sanctions against our potential products, including recall or seizure, total or partial suspension of production or injunction.

•	A failure to synthesize and manufacture our product candidates in accordance with our product specifications. For example, a starting material used in the manufacturing process of AGI-1067 is probucol, which physicians previously prescribed as a cholesterol-lowering agent but which its manufacturer withdrew from the market for efficacy reasons. The occurrence of a rare side effect with chronic dosing of probucol requires that we maintain a very low maximal amount of probucol in the manufacture of AGI-1067.

•	A failure to deliver product candidates in sufficient quantities or in a timely manner. Any failure by our third party manufacturers to supply our requirements for clinical trial materials or commercial product, or supply these materials in a timely manner could jeopardize the scheduled initiation or completion of clinical trials and could have a material adverse effect on our ability to generate revenue.

     In addition, our continued dependence on third parties for the synthesis and manufacture of our future products may subject us to costs outside of our control, which could adversely affect our future profitability and our ability to commercialize products on a timely and competitive basis.

     If we are unable to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will not be able to commercialize our future product candidates.

     We currently have no sales, marketing or distribution capabilities. Therefore, in order to commercialize our product candidates, we must either develop our own sales, marketing and distribution capabilities or collaborate with a third party to perform these functions. We have no experience in developing, training or managing a sales force and will incur substantial additional expenses in doing so. The cost of establishing and maintaining a sales force may exceed its cost effectiveness. In addition, we will compete with many companies that currently have extensive and well-funded marketing and sales operations. Our marketing and sales efforts may be unable to compete successfully against these companies.

     To the extent we seek sales, marketing and distribution alliances for our future products, we face risks including the following:

•	we may not be able to find collaborators, enter into alliances on favorable terms or enter into alliances that will be commercially successful;

•	any collaborator might, at its discretion, limit the amount of resources and time it devotes to marketing our products; and

•	any collaborator may terminate its agreement with us and abandon our products at any time for any reason, regardless of the terms of the agreement.

     Our failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations could materially adversely affect our research and development efforts.

     We are a small company with 98 full-time employees. If we are unable to continue to attract, retain and motivate highly qualified management and scientific personnel and to develop and maintain important relationships with leading academic institutions and scientists, we may not be able to achieve our research and development objectives. Competition for personnel and academic collaborations is intense. Loss of the services of any of our key scientific personnel and, in particular, Dr. Russell M. Medford, our President and Chief Executive Officer, could adversely affect progress of our research and development programs. Dr. Medford is the only employee with whom we have an employment agreement, although we are in the process of entering into employment agreements with our other executive officers.

     Our failure to obtain an adequate level of reimbursement or acceptable prices for our products could diminish our revenues.

     Our ability to commercialize our future products successfully, alone or with collaborators, will depend in part on the extent to which reimbursement for the products will be available from:

•	government and health administration authorities;

•	private health insurers; and

•	other third party payors.

     Government and other third party payors increasingly are attempting to contain healthcare costs by limiting both coverage and the level of reimbursement for new drugs. Third party private health insurance coverage may not be available to patients for any of our future products.

     The continuing efforts of government and other third party payors to contain or reduce the costs of healthcare through various means may limit our commercial opportunity. For example, in some countries other than the United States, pricing and profitability of prescription pharmaceuticals are subject to government control. In the United States, we expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we or any potential collaborators could receive for any of our future products and could adversely affect our profitability.

     If plaintiffs bring product liability lawsuits against us, we may incur substantial financial loss or may be unable to obtain future product liability insurance at reasonable prices, if at all, either of which could diminish our ability to commercialize our future products.

     The testing and marketing of medicinal products entail an inherent risk of product liability. Clinical trial subjects, consumers, healthcare providers, or pharmaceutical companies or others selling our future products could bring product liability claims against us. We cannot assure you that we will be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

     Our quarterly operating results may fluctuate, causing volatility in our stock price.

     Our product candidates are now in research and various stages of development or clinical trials. Accordingly, we do not receive any revenues from sales of these product candidates. Our results of operations historically have fluctuated on a quarterly basis, which we expect to continue. Our results of operations at any given time will be based primarily on the following factors:

•	the status of development of our various product candidates;

•	whether we enter into collaboration agreements and the timing and accounting treatment of payments, if any, to us under those agreements;

•	whether and when we achieve specified development or commercialization milestones; and

•	the addition or termination of research programs or funding support.

     We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. These fluctuating results may cause the price of our stock to fluctuate, perhaps substantially.

Risks Related to Our Common Stock

     Our stock price has been volatile, and your investment in our notes therefore could decline in value.

     The market price of our common stock, and the market prices for securities of pharmaceutical and biotechnology companies in general, have been highly volatile and may continue to be highly volatile in the future. Because the notes are convertible into our common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the notes. The following factors, in addition to other risk factors described in this prospectus and any prospectus supplement, may have a significant impact on the market price of our common stock:

•	developments concerning any research and development, manufacturing, and marketing collaborations;

•	announcements of technological innovations or new commercial products by our competitors or us;

•	developments concerning proprietary rights, including patents;

•	publicity regarding actual or potential results relating to medicinal products under development by our competitors or us;

•	regulatory developments in the United States and other countries;

•	litigation;

•	economic and other external factors, including disasters or crises; or

•	period-to-period fluctuations in financial results.

     Because a small number of existing shareholders own a large percentage of our voting stock, you will have minimal influence on shareholder decisions.

     As of the date of this prospectus, our executive officers, directors and, based on our review of publicly filed information, greater than five percent shareholders, along with their affiliates, in the aggregate, owned approximately 39% of our outstanding common stock. As a result, such persons, acting together, will have the ability to influence substantially all matters submitted to the shareholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

     Our shareholder rights plan and anti-takeover provisions in our charter documents may make an acquisition of us, which may benefit our shareholders, more difficult.

     Our shareholder rights plan and provisions of our amended and restated articles of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us. These documents include provisions that:

•	allow our shareholders the right to acquire common stock from us at discounted prices in the event a person acquires 15% or more of our common stock or announces an attempt to do so without our board of directors’ prior consent;

•	authorize the issuance of “blank check” preferred stock by our board of directors without shareholder approval, which would increase the number of outstanding shares and could thwart a takeover attempt;

•	limit who may call a special meeting of shareholders;

•	require shareholder action without a meeting by unanimous written consent;

•	establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at shareholder meetings;

•	establish a staggered board of directors whose members can only be dismissed for cause;

•	adopt the fair price requirements and rules regarding business combinations with interested shareholders set forth in Article 11, Parts 2 and 3 of the Georgia Business Corporation Code; and

•	require approval by the holders of at least 75% of the outstanding common stock to amend any of the foregoing provisions.

Risks Related to the Notes

     Conversion of the notes will dilute the ownership interest of existing shareholders and could adversely affect the market price of our common stock.

     The conversion of some or all of the notes will dilute the ownership interests of existing shareholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants.

     The notes are unsecured and, therefore, are effectively subordinated to any of our secured debt

     The notes are not secured by any of our assets. As a result the notes are effectively subordinated to approximately $206,948 of our secured debt as of September 30, 2004. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

     We may not have the ability to raise the funds necessary to finance the designated event redemption option.

     If a designated event, as described under the heading “Description of Notes—Redemption at Option of the Holder,” occurs prior to maturity, we may be required to redeem all or part of the notes. We may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

     No public market exists for the notes, and the resale of the notes is subject to significant restrictions as well as uncertainties regarding the existence of any trading market for the notes.

     The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. We cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchasers have informed us that they intend to make a market in the notes, but are not obligated to do so, and the initial purchasers may cease their market-making at any time.

     Moreover, even if the holders are able to sell their notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions which may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

     The designated event redemption rights in the notes could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and any prospectus supplement contain certain information regarding our financial projections, plans and strategies that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. These statements involve substantial risks and uncertainty. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should” and “continue” or similar words.

     These forward-looking statements may also use different phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements, which are subject to risks, uncertainties, and assumptions about us, may include, among other things, statements which address our strategy and operating performance, events or developments that we expect or anticipate will occur in the future, such as projections of our future results of operations or of our financial condition, the status of any collaborative agreements, the research and development of our product candidates and anticipated trends in our business.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or which we do not fully control that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including the following:

•	competitive factors;

•	general economic conditions;

•	the ability to develop safe and effective drugs;

•	the ability to enter into future collaborative agreements;

•	the variability of royalty, license and other revenue;

•	the adequacy of our cash resources;

•	the failure to achieve positive results in clinical trials;

•	the failure to receive regulatory approval to market our product candidates;

•	uncertainty regarding our owned and our licensed patents and patent rights, including the risk that we may be forced to engage in costly litigation to protect such patent rights and the material harm to us if there were an unfavorable outcome of any such litigation;

•	governmental regulation and suspension;

•	technological change;

•	changes in industry practices; and

•	one-time events.

     You should also consider carefully the statements under “Risk Factors” in this prospectus and any prospectus supplement, which address additional factors that could cause our results to differ from those set forth in the forward-looking statements. Discussions containing forward-looking statements may be found, among other places, in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference from our most recent Annual Report on Form 10-K and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, which were filed subsequent to our filing of that Form 10-K with the SEC, as well as any amendments to those documents reflected in subsequent filings with the SEC. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this prospectus and any prospectus supplement.

USE OF PROCEEDS

     The selling securityholders will receive all of the proceeds from the sale under this prospectus of the notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from these sales. See “Selling Securityholders” for a list of those persons or entities receiving proceeds from the sale of the notes underlying common stock.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the computation of our ratio of earnings to fixed charges for the periods indicated:

						Nine Months
	Fiscal Years Ended December 31,					Ended
						September 30,
	1999	2000	2001	2002	2003	2004
Ratio of earnings to fixed charges	—	—	—	—	—	—

     For the fiscal years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2004, our earnings were insufficient to cover fixed charges of ($431,113), ($36,555), ($21,534), ($50,689), ($1,954,402) and ($907,668), respectively. Fixed charges do not include estimates for interest within rental expense, which was not considered material for all periods presented.

DESCRIPTION OF NOTES

     The notes were issued under an indenture dated as of August 19, 2003, between AtheroGenics, as issuer, and The Bank of New York Trust Company of Florida, N.A., as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. Copies of the indenture and the registration rights agreement are filed as exhibits to the registration statement of which this prospectus forms a part. You may also request a copy of the indenture and the registration statement from the trustee.

     The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus and any prospectus supplement by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of notes.

     As used in this “Description of Notes” section, references to “AtheroGenics,” “we,” “our” or “us” refer solely to AtheroGenics, Inc.

General

     The notes are general unsecured obligations of AtheroGenics and rank junior to our secured debt, on a parity with all of our other existing and future senior unsecured debt and prior to any future subordinated debt. The notes are convertible into common stock as described under “— Conversion of Notes.”

     The notes are limited to $100,000,000 aggregate principal amount, including the initial purchasers’ option. The notes were issued only in denominations of $1,000 and multiples of $1,000. The notes mature on September 1, 2008 unless earlier converted or redeemed.

     We will not be subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “— Redemption at Option of the Holder.”

     The notes bear interest at a rate of 4.50% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from August 19, 2003 or from the most recent date to which interest has been paid or duly provided for. We will pay interest on March 1 and September 1 of each year, beginning March 1, 2004, to record holders at the close of business on the preceding February 15 and August 15, as the case may be, except interest payable upon redemption upon a designated event will be paid to the person to whom principal is payable. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be.

     We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

     However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

     You may convert any of your notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes.

     The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 65.1890 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $15.34 per share. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000.

     If you have submitted your notes for redemption upon a designated event, you may convert your notes only if you withdraw your redemption notice. Upon conversion of notes, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date following a designated event that is after a record date but on or prior to the next succeeding interest payment date or (2) to the extent of any overdue interest at the time of conversion with respect to such note.

     To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

     The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

     We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above.

     If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

     If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (a) the numerator of which shall be the Current Market Price of a share of our common stock on the record date, and (b) the denominator of which shall be the same price of a share on the record date less the amount of the distribution. “Current Market Price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purposes of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

(5)	we make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(6)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (6) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

     However, the adjustment referred to in this clause (6) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

     To the extent that our shareholder rights agreement dated November 9, 2001 or any future rights plan adopted by us is in effect at the time of any conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under such rights plan, unless prior to any conversion the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of such separation as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

     You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “U.S. Federal Income Tax Considerations.”

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “U.S. Federal Income Tax Considerations.”

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by AtheroGenics

     We may not redeem the notes at our option in whole or in part prior to maturity.

Redemption at Option of the Holder

     If a designated event occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the designated event. The notes will be redeemable in integral multiples of $1,000 principal amount.

     We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued interest to, but excluding, the redemption date.

     We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, your redemption notice. We will promptly pay the redemption price for notes surrendered for redemption following the later of the redemption date and the time of book-entry transfer or delivery of the notes to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the redemption price for any note on the business day following the redemption date, then, on and after such date, the notes will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the redemption price. This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

     You may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the redemption notice.

     A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

     A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

     These designated event redemption rights could discourage a potential acquirer. However, this designated event redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     We may be unable to redeem the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by AtheroGenics

     The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

     The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the notes;

•	we fail to pay any interest, including liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to convert the notes upon exercise of a holder’s conversion right;

•	we fail to provide notice of the occurrence of a designated event on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice;

•	certain events involving our bankruptcy, insolvency or reorganization; or

•	default in the payment of principal when due at stated maturity of other indebtedness or acceleration of such other indebtedness for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $10 million, and such acceleration has not been rescinded or annulled within a period of 30 days after written notice as provided in the indenture.

     The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

     Payments of principal, premium, if any, or interest on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

     The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

     No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend certain provisions of the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including liquidated damages, if any, on any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption of any note;

•	adversely change our obligation to redeem any note upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of shares or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

     We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

     The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

     Notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes.

Registration Rights of the Noteholders

     We entered into a registration rights agreement with the initial purchasers of the notes under which we were required to file a shelf registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission covering resale of the registrable securities by November 17, 2003, and we were required to use our reasonable best efforts to cause the shelf registration statement to become effective by February 15, 2004. In addition, we are required to use our reasonable best efforts to keep the shelf registration statement of which this prospectus is a part effective until the earlier of:

•	the time when all of the registrable securities have been sold pursuant to the shelf registration statement or pursuant to Rule 144 under the Securities Act or any similar provision then in force; or

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act, or any successor provision.

     When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the registrable securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale of the registrable securities to the public pursuant to Rule 144 under the Securities Act.

     We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

     Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

     We will pay predetermined liquidated damages on any interest payment date if the shelf registration statement is not timely made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is made effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate during such periods.

     A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling stockholder in this prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

     Under the registration rights agreement we will:

•	pay all expenses of the shelf registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

     The plan of distribution of the shelf registration statement will permit resales of registrable securities by selling securityholders through brokers and dealers.

     In order to be named as a selling securityholder in the prospectus at the time of effectiveness of the shelf registration statement, you must complete and deliver a notice and questionnaire to us on or prior to the tenth business day before the effectiveness of the registration statement.

Rule 144A Information Request

     We will furnish to the holders or beneficial holders of the notes or the underlying common stock and prospective purchasers, upon their request, the information required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Information Concerning the Trustee

     We have appointed The Bank of New York Trust Company of Florida, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

     The notes and the indenture shall be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100 million shares of common stock, no par value, and five million shares of preferred stock, no par value. As of December 3, 2004, there were 37,359,047 shares of common stock outstanding and no shares of preferred stock outstanding. The description set forth below provides a summary of our capital stock and describes some of the provisions of our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws, in addition to provisions of other agreements with our shareholders. The following summary is qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation and Third Amended and Restated Bylaws.

Common Stock

     Holders of our common stock have unlimited voting rights. Each shareholder is entitled to one vote for each share on all matters to be voted upon by the shareholders. There are no cumulative voting rights and no preemptive or conversion rights. There are no redemption or sinking fund provisions available to the common stock. Holders of our common stock are entitled to receive dividends share for share on a pro rata basis as may be declared by the board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of AtheroGenics, holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities of AtheroGenics.

Preferred Stock

     Our board of directors is authorized, subject to any limitations prescribed by law, without shareholder approval, to issue from time to time up to an aggregate of five million shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as shall be determined by the board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Shareholder Rights Agreement

     On November 9, 2001, our board of directors adopted a Shareholder Rights Plan declaring a dividend distribution of one common stock purchase right on each outstanding share of our common stock. Until the rights become exercisable, the rights will trade automatically with our common stock and separate rights certificates will not be issued. Under the rights plan, each right consists of an initial right and subsequent rights. Initial rights will be exercisable only if a person or group acquires 15% or more of our common stock, whether through open market or private purchases or consummation of a tender or exchange offer. Any shareholders who owned, as of November 9, 2001, in excess of 17% of our common stock will be permitted to acquire up to an aggregate of 20% of our outstanding common stock without triggering the rights plan. If, following the exercise of initial rights, a person or group again acquires 15% or more of our common stock, or a person or group who had previously acquired 15% or more of our common stock acquires an additional 10% or more of the common stock, the subsequent rights become exercisable. Each right will initially entitle shareholders to buy eight shares of common stock at an exercise price equal to 20% of the then current market value of our common stock, calculated and adjusted according to the terms of the rights plan. The number of shares that can be purchased upon exercise will increase as the number of shares held by the bidder increases. If we are acquired in a merger or other business combination, each right will entitle its holder to purchase, at the right’s then-current exercise price, a number of the acquiring company’s shares equal in value to those obtainable if the rights were exercisable in our stock.

     The rights are intended to enable all shareholders to realize the long-term value of their investment in AtheroGenics. They will not prevent a takeover, but should encourage anyone seeking to acquire us to negotiate with our board prior to attempting a takeover. Our board of directors may redeem any nonexercisable rights at any time at its option at a redemption price of $.0001 per right. The rights plan expires at the close of business on November 8, 2011.

Effects of Certain Provisions of Our Articles of Incorporation, Bylaws and Georgia Law

     Classified Board and Removal of Directors. Our articles of incorporation provide for our board of directors to be elected initially to staggered one, two and three year terms and, thereafter, for three year terms. In addition, members of our board of directors may only be removed for cause. The classification of directors, together with the limitation on the removal of directors, has the effect of making it more difficult for shareholders to change the composition of our board of directors.

     Shareholder Action; Special Meeting of Shareholders. Our shareholders may not take action, outside of a duly called annual or special meeting, by less than unanimous consent. Our bylaws further provide that special meetings of our shareholders may be called only upon the request of the holders of not less than 75% of the shares then outstanding and entitled to vote.

     Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that any shareholder proposals must be provided to us in writing at least 120 days before the date of our previous year’s proxy statement, as provided in Rule 14a-8 under the Exchange Act. Director nominations for an annual meeting must be provided to us in writing at least 120 days before the date of our previous year’s proxy statement or, in the case of a special meeting of shareholders, at least 60 days prior to such meeting or the tenth day following the day on which public announcement is made of the date of the meeting. Our bylaws also specify requirements as to form and content of a shareholder’s notice. Such provisions may preclude shareholders from bringing matters before the shareholders at an annual or special meeting.

     Anti-takeover Provisions and Georgia Law. The Georgia Business Corporation Code, or Georgia Code, generally restricts a corporation from entering into certain business combinations with an interested shareholder, which is defined as any person or entity that is the beneficial owner of at least 10% of a company’s voting stock, or its affiliates, for a period of five years after the date on which the shareholder became an interested shareholder, unless:

•	the transaction is approved by the board of directors of the corporation prior to the date the person became an interested shareholder;

•	the interested shareholder acquires 90% of the corporation’s voting stock in the same transaction in which it exceeds 10%; or

•	subsequent to becoming an interested shareholder, the shareholder acquires 90% of the corporation’s voting stock and the business combination is approved by the holders of a majority of the voting stock entitled to vote on the transaction.

     The fair price provisions of the Georgia Code further restrict business combination transactions with 10% shareholders. These provisions require that the consideration paid for stock acquired in the business combination must meet specified tests that are designed to ensure that shareholders receive at least fair market value for their shares in the business combination.

     The interested shareholder and fair price provisions of the Georgia Code do not apply to a corporation unless the bylaws of the corporation specifically provide that these provisions are applicable to the corporation. We have elected to be covered by these provisions in our bylaws, provided, however, that, notwithstanding anything to the contrary in the provisions, the provisions shall not apply to any business combination with (1) any shareholder who was an interested shareholder as of the date we adopted our bylaws or (2) any person or entity that is at the time of that business combination wholly owned by such interested shareholder.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company. It is located at 59 Maiden Lane, New York, NY 10038, and its telephone number is (718) 921-8200.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations, administrative pronouncements and judicial decisions, each as available on the date hereof. These authorities may change, or the Internal Revenue Service (“IRS”) might interpret the existing authorities differently than as described below, in either case, possibly with retroactive effect in which event, the tax consequences of purchasing, owning or disposing of the notes or the common stock could differ from those described in this summary. This summary generally applies only to U.S. holders that purchase the notes in the initial offering at their issue price and hold the notes or common stock as capital assets, generally property held for investment purposes.

     For purposes of this summary, U.S. holders are beneficial owners of the notes or the common stock that, for U.S. federal income tax purposes, are:

•	citizens or residents of the United States;

•	a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

     A non-U.S. holder is a holder that is not a U.S. holder. Special rules apply to non-U.S. holders. This summary describes some, but not all, of these special rules.

     This summary generally does not address tax considerations that may be relevant to particular investors, such as:

•	financial institutions;

•	insurance companies;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold the notes or common stock as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•	U.S. holders that have a “functional currency” other than the United States dollar; and

•	persons subject to the alternative minimum tax.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.

U.S. Holders

Taxation of Interest

     U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting for U.S. federal income tax purposes. It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes; however, if the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the notes other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in gross income as original issue discount, as it accrues, using a constant-yield method.

     We may be required to make payments of liquidated damages to holders of the notes if we do not file or cause to become effective a registration statement, as described under “Description of Notes—Registration Rights of the Noteholders,” or if there is an event of default under the notes. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that the possibility is remote that we will make the additional interest payments described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position.

Sale, Exchange or Redemption of the Notes

     A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to limitation. The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Conversion of the Notes for Common Stock

     A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “U.S. Holders—Taxation of Interest,” above. If the holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of the holder’s basis in the common stock attributable to the fractional share. The holder’s aggregate basis in the common stock will equal the holder’s adjusted basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest, and decreased by the portion of basis allocable to the fractional share. The holder’s holding period for the common stock will include the period during which such holder held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the date after conversion.

Constructive Dividends

     A change in conversion rate that allows noteholders to receive more shares of common stock on conversion may increase the noteholders’ proportionate interests in our earnings and profits or assets. In that case, the noteholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the noteholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate noteholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow noteholders to receive more stock on conversion, however, increase the noteholders’ proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the noteholders’ interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the noteholders’ interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would be treated as taxable dividends to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

Dividends

     If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. In the case of certain taxpayers, including individuals, the federal income tax rate applicable to dividends may be lower than the rate applicable to other categories of ordinary income. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain.

Sale or Exchange of Common Stock

     A U.S. holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the shares for more than one year. The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

Non-U.S. Holders

Taxation of Interest

     Payments of interest to non-U.S. holders generally are subject to U.S. federal income tax at a rate of 30%, collected by means of withholding by the payor. Payments of interest on the notes to most non-U.S. holders, however, will qualify as portfolio interest, and thus will be exempt from the withholding tax, if the holders certify their nonresident status as described below. The portfolio interest exemption will not apply to payments of interest to a non-U.S. holder that:

•	owns, directly or indirectly, at least 10% of our voting stock, or

•	is a “controlled foreign corporation” that is related to us.

     If payments of interest do not qualify as portfolio interest, the 30% withholding tax might not apply, or might apply at a reduced rate, under the terms of an income tax treaty between the United States and the non-U.S. holder’s country of residence. The portfolio interest exemption, entitlement to treaty benefits and several of the special rules for non-U.S. holders described below apply only if the holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement in the manner described under “Backup Withholding and Information Reporting,” below.

     We may be required to make payments of liquidated damages to holders of the notes if we do not cause to become effective a registration statement, of which this prospectus forms a part, as described under “Description of Notes — Registration Rights of the Noteholders,” or if there is an event of default under the notes. We intend to treat such payments of liquidated damages as interest qualifying for the portfolio interest exemption from U.S. federal income tax withholding. It is possible that the IRS will disagree with such treatment and we will be required to withhold U.S. federal income tax at 30% or lower treaty rate.

Sale, Exchange or Redemption of Notes

     Non-U.S. holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, or other disposition of the notes. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the rules of the Foreign Investment in Real Property Tax Act (“FIRPTA”) (described below) treat the gain as effectively connected with a U.S. trade or business.

     The FIRPTA rules may apply to a sale, exchange or other disposition of notes if we are, or have been within the shorter of the five-year period preceding such sale, exchange or disposition and the period the non-U.S. holder held the notes, a U.S. real property holding corporation (“USRPHC”). In general, we would be a USRPHC if our interests in U.S. real estate equal or exceed 50% of our assets. We do not believe that we are a USRPHC or that we will become one in the future.

Conversion of the Notes

     A non-U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock. Any gain recognized as a result of the holder’s receipt of cash would also generally not be subject to U.S. federal income tax. See “Non-U.S. Holders—Sale or Exchange of Common Stock,” below.

Dividends

     Dividends (including any constructive dividends resulting from certain adjustments to the conversion rate, see “U.S. Holders—Constructive Dividends,” above) paid to a non-U.S. holder on common stock received on conversion of a note generally will be subject to U.S. withholding tax at a 30% rate. It is possible that the U.S. withholding tax on constructive dividends may be withheld from interest paid to a non-U.S. holder. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status as described under “Backup Withholding and Information Reporting,” below.

Sale or Exchange of Common Stock

     Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock. This general rule, however, is subject to exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business;

•	the non-U.S. holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the non-U.S. holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met; or

•	the FIRPTA rules treat the gain as effectively connected with a U.S. trade or business.

Income or Gains Effectively Connected With a U.S. Trade or Business

     The preceding discussion of the tax consequences of the purchase, ownership or disposition of notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on notes, dividends on common stock or gain from the sale, exchange or other disposition of notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax in the same manner as if derived by a U.S. holder. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of interest or dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim this exemption from withholding, the holder must certify its qualification by filing IRS Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that are effectively connected with its U.S. trade or business generally would be subject to a branch profits tax. The branch profits tax rate is generally 30%, although an applicable tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

     The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28%. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments of dividends on common stock or interest on notes to non-U.S. holders generally will not be subject to information reporting or backup withholding assuming appropriate certification requirements are satisfied. A non-U.S. holder can meet this certification requirement by providing an IRS Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the notes through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

     Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to a non-U.S. holder by a broker upon a sale of notes or common stock will not be subject to information reporting or backup withholding provided the holder certifies its foreign status.

     Any amounts withheld from a payment to a holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

Disclosure Authorization

     Notwithstanding anything herein to the contrary, investors (and each employee, representative or other agent of the investors) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the investors relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal income tax treatment of the offering and does not include information relating to the identity of the issuer, its affiliates, agents or advisors.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

     We originally issued the notes in a private placement in August 2003. The notes were sold by the initial purchasers of the notes in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers as defined by Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and shares of common stock into which the notes are convertible.

     The following table sets forth information as of December 3, 2004 with respect to the selling securityholders and the principal amount of notes and common stock beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based on information provided by or on behalf of the selling securityholders. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or the common stock, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. The percentage of notes outstanding beneficially owned by each selling securityholder is based on $100,000,000 aggregate principal amount of notes outstanding.

     The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at an initial conversion rate of 65.1890 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares.

	Principal Amount			Common Stock
	of Notes	Percentage	Common Stock	Owned After
	Beneficially Owned	of Notes	Owned Prior	Completion of
Name (1)	and Offered Hereby	Outstanding	to the Offering (2)	the Offering
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	$4,019,000	4.02%	261,995	—
BNP Paribas Equity Strategies, SNC	$3,705,000	3.71%	245,719	4,194
Single Hedge US Convertible Arbitrage Fund	$548,000	*	35,724	—
Lyxor/Convertible Arbitrage Fund Limited	$279,000	*	18,188	—
ICI American Holdings Trust	$250,000	*	16,297	—
Zeneca Holdings Trust	$345,000	*	22,490	—
Delaware PERS	$1,100,000	1.10%	71,708	—
Syngenta AG	$190,000	*	12,386	—
Prudential Insurance Co of America	$70,000	*	4,563	—
Boilermakers Blacksmith Pension Trust	$975,000	*	63,559	—
State of Oregon/Equity	$3,455,000	3.46%	225,228	—
Nuveen Preferred and Convertible Fund JQC	$3,500,000	3.50%	228,162	—
C & H Sugar Company Inc	$75,000	*	4,889	—

	Principal Amount			Common Stock
	of Notes	Percentage	Common Stock	Owned After
	Beneficially Owned	of Notes	Owned Prior	Completion of
Name (1)	and Offered Hereby	Outstanding	to the Offering (2)	the Offering
Aloha Airlines Non-Pilots Pension Trust	$60,000	*	3,911	—
Aloha Pilots Retirement Trust	$35,000	*	2,282	—
Hawaiian Airlines Pension Plan for Salaried Employees	$5,000	*	326	—
Hawaiian Airlines Pilots Retirement Plan	$55,000	*	3,585	—
Hawaiian Airlines Employees Pension Plan – IAM	$20,000	*	1,304	—
US Bank FBO Benedictine Health Systems	$100,000	*	6,519	—
Alexian Brothers Medical Center	$155,000	*	10,104	—
State of Oregon/SAIF Corporation	$1,450,000	1.45%	94,254	—
Sturgeon Limited	$412,000	*	26,858	—
AIG DKR SoundShore Strategic Holding Fund Ltd.	$403,000	*	26,271	—
AIG DKR SoundShore Opportunity Holding Fund Ltd.	$659,000	*	42,960	—
AIG DKR SoundShore Holdings Ltd.	$938,000	*	61,147	—
DKR Saturn Event Driven Holding Fund Ltd.	$8,000,000	8.00%	521,512	—
DKR Saturn Holding Fund Ltd.	$8,000,000	8.00%	521,512	—
AmerUs Life Insurance Company	$500,000	*	32,595	—
Dodeca Fund, L.P.	$975,000	*	63,559	—
Inflective Convertible Opportunity Fund I, L.P.	$180,000	*	11,734	—
Grace Brothers, Ltd.	$1,000,000	1.00%	65,189	—
Wolverine Asset Management, LLC	$3,470,000	3.47%	226,206	—
Sunrise Partners Limited Partnership	$5,100,000	5.10%	332,464	—
Polaris Vega Fund L.P.	$2,400,000	2.40%	156,454	—
UBS OCONNOR LLC F/B/O OCONNOR Global Convertible Arbitrage Master Limited	$2,000,000	2.00%	130,378	—
Alexandra Global Master Fund, LTD	$13,500,000	13.50%	880,052	—
Guggenheim Portfolio Co. XV, LLC	$250,000	*	16,297	—
RCG Multi Strategy Master Fund, LTD	$1,000,000	1.00%	65,189	—
RCG Latitude Master Fund, LTD	$3,500,000	3.5%	228,162	—
Xavex Convertible Arbitrage S Fund	$250,000	*	16,297	—
DBAG London	$15,250,000	15.25%	994,133	—
FrontPoint Convertible Arbitrage Fund, L.P.	$1,500,000	1.5%	97,784	—
Tewksbury Investment Fund Ltd.	$500,000	*	32,595	—
American Investors Life Insurance Company	$200,000	*	13,038	—
Saranac Capital Management L.P.	$17,000,000	17.00%	1,108,214	—
Wachovia Bank National Association	$1,250,000	1.25%	81,486	—
CNH CA Master Account, L.P.	$4,500,000	4.50%	293,351	—
HIGHBRIDGE INTERNATIONAL LLC	$5,000,000	5.00%	325,945	—
Forest Fulcrum Fund LP	$73,000	*	4,759	—
Barclays Global Investors Diversified Alpha Plus Funds	$74,000	*	4,824	—
Forest Multi-Strategy Master Fund SPC, on

	Principal Amount			Common Stock
	of Notes	Percentage	Common Stock	Owned After
	Beneficially Owned	of Notes	Owned Prior	Completion of
Name (1)	and Offered Hereby	Outstanding	to the Offering (2)	the Offering
behalf of its Multi-Strategy Segregated Portfolio	$174,000	*	11,343	—
Zurich Institutional Benchmarks Master Fund Ltd.	$87,000	*	5,671	—
Forest Global Convertible Fund, Ltd., Class A-5	$227,000	*	14,798	—
Lyxor/Forest Fund Limited	$170,000	*	11,082	—
HFR CA Global Opportunity Master Trust	$52,000	*	3,390	—
HFR RVA Select Performance Master Trust	$28,000	*	1,825	—
Sphinx Convertible Arbitrage SPC	$59,000	*	3,846	—
Xavex Convertible Arbitrage 4 Fund	$17,000	*	1,108	—
LLT Limited	$39,000	*	2,542	—
Xavex Convertible Arbitrage 9 Fund	$750,000	*	48,892	—
Tenor Opportunity Master Fund Ltd	$1,000,000	1.00%	65,189	—
National Bank of Canada c/o Putnam Lovell NBF Securities Inc.	$2,000,000	2.00%	130,378	—
SSI Hedged Convertible Market Neutral L.P.	$339,000	*	22,099	—
Institutional Benchmarks Master Fund Ltd c/o SSI Investment Mgt.	$535,000	*	34,876	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	$117,000	*	7,627	—
BP Amoco PLC Master Trust	$469,000	*	30,574	—
Viacom Inc. Pension Plan Master Trust	$11,000	*	717	—
SSI Blended Market Neutral L.P.	$248,000	*	16,167	—
Sphinx Convertible Arb Fund SPC	$281,000	*	18,318	—

*Less than one percent

(1)	Information about additional selling securityholders will be set forth in post-effective amendments to the registration statement in which this prospectus is included, if required.

(2)	Includes common stock issuable upon conversion of the notes. Selling securityholders may have sold, transferred of otherwise disposed of all or a portion of their notes, or acquired additional notes, since the date on which we were provided with the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Accordingly, the information provided here for any particular securityholder may understate or overstate, as the case may be, such securityholder’s current ownership. The aggregate principal amount of notes outstanding as of the date of this registration statement is $100,000,000, and the selling securityholders will not sell under this registration statement more than that amount.

     None of the selling securityholders or any of their affiliates, officers, directors or principal equity holders has held any position or office or has held any position or office or has had any material relationship with us within the past three years.

     The initial purchasers purchased all of the notes from us in a private transaction in August 2003. All of the notes were “restricted securities” under the Securities Act prior to this registration. The selling securityholders have represented to us that they purchased the notes for their own investment only and not with a view toward selling or distributing them, except pursuant to sales registered under the Securities Act or exempt from such registration.

     Information concerning the securityholders may change from time to time and any changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus is a part, if and when necessary. In addition, the number of shares of common stock issuable upon conversion of the notes is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders (including donees and pledgees selling securities received from a selling securityholder after the date of this prospectus); or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be underwriters. As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

     If the notes and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions. The notes and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

     In connection with the sales of the notes or the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes or the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes or the underlying common stock short and deliver notes or the underlying common stock to close out short positions, or loan or pledge notes or the underlying common stock to broker-dealers or financial institutions that, in turn, may sell the notes or the underlying common stock.

     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Our common stock is quoted on the Nasdaq National Market under the symbol “AGIX.” We do not intend to apply for listing of the notes on any securities exchange or national market system. Accordingly, no assurance can be given as to the liquidity of, or development of any trading markets for, the notes.

     The selling securityholders and any other persons participating in the distribution of the notes or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market making activities with respect to the particular notes and underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying common stock and the ability to engage in market making activities with respect to the notes and the underlying common stock.

     Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus is a part, we and the selling securityholders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     Certain legal matters relating to the securities offered hereby will be passed upon for AtheroGenics by McKenna Long & Aldridge LLP, Atlanta, Georgia.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements included in our Annual report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

     Our common stock is quoted on Nasdaq National Market under the symbol “AGIX,” and our Securities and Exchange Commission filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006.

     Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     We incorporate by reference into this prospectus and any prospectus supplement the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus and any prospectus supplement, until we have sold all of the notes to which this prospectus and any prospectus supplement relates or the offering is otherwise terminated. Additionally, we incorporate by reference all documents that we may file with the SEC after the date of the filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement. The information incorporated by reference is an important part of this prospectus and any prospectus supplement. Any statement in a document incorporated by reference into this prospectus and any prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus and any prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003; and

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2004, June 30, 2004 and September 30, 2004.

     You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, Georgia 30004
Attention: Ms. Donna Glasky
Manager, Corporate Communications
Telephone: (678) 336-2500

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution

     The following table sets forth the fees and expenses of the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$8,090
Legal fees and expenses	150,000
Trustee’s fees and expenses	13,000
Accounting fees and expenses	44,000
Printing and miscellaneous	50,000

Total	$265,090

     The foregoing, except for the SEC registration fee, are estimates.

Item 15. Indemnification of Directors and Officers

     Our Fourth Amended and Restated Articles of Incorporation eliminate, as permitted by Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the “Georgia Code”), the personal liability of directors and officers for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties; provided, however, that our Articles of Incorporation and Section 14-2-202(b)(4) of the Georgia Code do not permit us to eliminate or limit liability for (1) a breach of duty involving appropriation of a business opportunity of ours; (2) an act or omission which involves intentional misconduct or a knowing violation of law; (3) any transaction from which an improper personal benefit is derived; or (4) any payments of a dividend or any other type of distribution that is illegal under Section 14-2-832 of the Georgia Code. In addition, if at any time the Georgia Code is amended to authorize further elimination or limitation of personal liability, then the liability of each of our directors and officers shall be eliminated or limited to the fullest extent permitted by such provisions, as so amended, without further action by the shareholders, unless the provisions of the Georgia Code require such action.

     Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees and agents. Section 14-2-851 of the Georgia Code provides for indemnification of any of our directors for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative and whether formal or informal, in which he may become involved by reason of being a member of our board of directors. Section 14-2-851 also provides such indemnity for directors who, at our request, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or another enterprise. Section 14-2-851 permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to our best interest and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses, including attorneys’ fees, incurred with respect to a proceeding. However, if the director is adjudged liable to us in a derivative action or on the basis that personal benefit was improperly received by him, the director will only be entitled to such indemnification for reasonable expenses as a court finds to be proper in accordance with the provisions of Section 14-2-854.

     Section 14-2-852 of the Georgia Code provides that directors who are wholly successful with respect to any claim brought against them, which claim is brought because they are or were directors, are entitled to indemnification against reasonable expenses as of right. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (1) if there are two or more disinterested members of the board of directors, by the majority vote of a quorum of the disinterested members of the board of directors, (2) by a majority of the members of a committee of two or more disinterested directors, (3) by special legal counsel or (4) by the shareholders, but, in such event, the shares owned by or voted under the control of directors seeking indemnification may not be voted.

     Section 14-2-857 of the Georgia Code provides that an officer who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, we may, as provided by our Articles, Bylaws, general or specific actions by our board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

     Article V of our Third Amended and Restated Bylaws, as amended, provides for indemnification of directors, officers and in-house legal counsel acting in a legal capacity on our behalf against third-party actions and derivative actions in which the individual becomes involved, as a party or otherwise, arising from their status as such. Our Bylaws provide for the same standard of conduct for indemnification as set out above in Section 14-2-851 of the Georgia Code. Our Bylaws prohibit indemnification where such person is adjudged liable under similar situations set out above in Section 14-2-854 of the Georgia Code. Section 3 of Article V provides for advancement of expenses as authorized by our board of directors upon receipt of a written affirmation of such persons good faith belief that he has met the relevant standard of conduct and an undertaking to repay if it is determined that he is not entitled to indemnification. Our Bylaws contain similar requirements for determining indemnification rights that are set out above in Section 14-2-855 of the Georgia Code. Our Bylaws also contain a provision that allows us to purchase and maintain insurance on behalf of an individual who is or was a director, officer or in-house legal counsel.

     Our officers and directors are presently covered by insurance which (with certain exceptions and within certain limitations) indemnifies them against any losses or liabilities arising from any alleged “wrongful act,” including any alleged breach of duty, neglect, error, misstatement, misleading statement, omissions or other act done or wrongfully attempted. We pay the cost of such insurance as permitted by our Bylaws and the laws of the State of Georgia.

Item 16. Exhibits and Financial Statement Schedules

     Reference is made to the Exhibit Index filed as part of this registration statement.

Item 17. Undertakings

     The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrants pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that: (i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective; and (ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on December 7, 2004.

ATHEROGENICS, INC.

By:	/s/ RUSSELL M. MEDFORD Russell M. Medford, M.D., Ph.D. President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
Principal Executive Officer:

/s/RUSSELL M. MEDFORD	President and Chief Executive	December 7, 2004
Officer, Director
Russell M. Medford

Principal Financial and Principal Accounting Officer:

/s/MARK P. COLONNESE	Senior Vice President of Finance	December 7, 2004
and Administration and Chief
Mark P. Colonnese	Financial Officer

Additional Directors:

/s/R. WAYNE ALEXANDER	Director	December 7, 2004

R. Wayne Alexander

/s/DAVID BEARMAN	Director	December 7, 2004

David Bearman

/s/VAUGHN D. BRYSON	Director	December 7, 2004

Vaughn D. Bryson

/s/T. FORCHT DAGI	Director	December 7, 2004

T. Forcht Dagi

/s/MICHAEL A. HENOS	Director	December 7, 2004

Michael A. Henos

(Signatures continued on the following page)

Name	Title	Date
/s/ARTHUR M. PAPPAS	Director	December 7, 2004

Arthur M. Pappas

/s/WILLIAM A. SCOTT	Director	December 7, 2004

William A. Scott

/s/STEPHEN G. SUDOVAR	Director	December 7, 2004

Stephen G. Sudovar

EXHIBIT INDEX

Exhibit
Number		Description
4.1*	—	Indenture dated August 19, 2003 between AtheroGenics, Inc. and The Bank of New York Trust Company of Florida N.A., as Trustee.

4.2*	—	Registration Rights Agreement dated as of August 19, 2003 among AtheroGenics, Inc., as Issuer, and Morgan Stanley & Co., Incorporated, Lehman Brothers, Inc., and Adams, Harkness & Hill, Inc., as Initial Purchasers.

4.3*	—	Form of 4 1/2% Convertible Note Due 2008 (incorporated by reference to Exhibit 4.1).

5.1*	—	Opinion of McKenna Long & Aldridge LLP.

12.1	—	Statement Regarding Computation of Ratios.

23.1	—	Consent of Ernst & Young LLP.

23.2*	—	Consent of McKenna Long & Aldridge LLP (included in Exhibit 5.1).

24.1*	—	Powers of Attorney (included in Signature Page).

25.1*	—	Statement of Eligibility of Trustee on Form T-1.

*Previously filed.